Exhibit 99.1

510 Burrard St, 3rd Floor
Date: December 20, 2011	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: TANZANIAN ROYALTY EXPLORATION CORP.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	20/01/2012
Record Date for Voting (if applicable) :	20/01/2012
Beneficial Ownership Determination Date :	20/01/2012
Meeting Date :	01/03/2012
Meeting Location (if available) :	St.Andrew's Club, Toronto ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	87600U104	CA87600U1049

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TANZANIAN ROYALTY EXPLORATION CORP.